FOR IMMEDIATE RELEASE


CONTACTS:         MCI                          Digex, Incorporated
                  Claire Hassett               Tania Almond
                  1-800-644-NEWS               240-456-3800



                         MCI COMMENCES TENDER OFFER FOR
                   CLASS A COMMON STOCK OF DIGEX, INCORPORATED



ASHBURN, Va. and LAUREL, Md. - August 27, 2003 - MCI (WCOEQ, MCWEQ) and Digex, Incorporated (OTCBB: DIGX) today announced that MCI has commenced a tender offer to purchase all of the outstanding shares of Class A Common Stock of Digex not already owned by MCI and its subsidiaries for $0.80 per share net to the seller in cash.

In addition to other conditions, MCI's purchase pursuant to the offer is effectively conditioned upon approximately 74.3% of the outstanding shares of Class A Common Stock not owned by MCI and its subsidiaries being tendered. If this, and the other conditions to the offer, is satisfied, MCI would then acquire all of the remaining outstanding shares of Class A Common Stock not owned by MCI and its subsidiaries through a "short-form" merger. The transactions have been approved by MCI's Board of Directors. Further, a special committee of Digex's Board of Directors, comprised of directors independent of MCI, has reviewed the offer and is recommending that it be accepted by Digex's unaffiliated holders of shares of Class A Common Stock.

The offer is not subject to any financing condition. MCI obtained the authorization and approval for the offer from the U.S. Bankruptcy Court for the Southern District of New York in which its chapter 11 proceedings are pending.

The offer and withdrawal rights are scheduled to expire at midnight, eastern daylight time, on Wednesday, September 24, 2003.

The complete terms and conditions of the offer are set forth in an Offer to Purchase, a letter of transmittal and other related materials which are being filed with the Securities and Exchange Commission (SEC) and distributed to Digex stockholders. Digex will file a solicitation/recommendation statement relating to the offer with the SEC and the position expressed in such statement is being distributed to Digex stockholders in the tender offer documents. Digex stockholders and other interested parties are urged to read the Offer to Purchase and related materials, and the solicitation/recommendation statement, because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Georgeson Shareholder Communications Inc., the Information Agent for the



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transaction, at (212) 440-9800 (for banks and brokers) and for all others call toll free at (866) 295-8105. This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.

ABOUT WORLDCOM, INC.
WorldCom, Inc. (WCOEQ, MCWEQ), which currently conducts business under the MCI brand name, is a leading global communications provider, delivering innovative, cost-effective, advanced communications connectivity to businesses, governments and consumers. With the industry's most expansive global IP backbone, based on company-owned POPs, and wholly-owned data networks, WorldCom develops the converged communications products and services that are the foundation for commerce and communications in today's market. For more information, go to http://www.mci.com.

ABOUT DIGEX
Digex is a leading provider of enterprise hosting services. Digex customers, from Fortune 1000 companies to leading Internet-based businesses, leverage Digex's trusted infrastructure and advanced services to successfully deploy business-critical and mission-critical Web sites, enterprise applications and Web Services on the Internet. Additional information on Digex is available at www.digex.com.


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